UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SIXTH STREET LENDING PARTNERS

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Joshua Peck

2100 McKinney Avenue, Suite 1500

Dallas, Texas 75201

(469) 621-3001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Person Sixth Street Lending Partners Note Issuer, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,687,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,687,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,687,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 78,448,568 common shares of beneficial interest, par value $0.001 per share outstanding as of March 6, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. N/A

1.	Names of Reporting Person TAO Sutton Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,687,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,687,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,687,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 78,448,568 common shares of beneficial interest, par value $0.001 per share outstanding as of March 6, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. N/A

1.	Names of Reporting Person TAO Insurance Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,687,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,687,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,687,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 78,448,568 common shares of beneficial interest, par value $0.001 per share outstanding as of March 6, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. N/A

1.	Names of Reporting Person A. Michael Muscolino
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,687,850
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,687,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,687,850
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 78,448,568 common shares of beneficial interest, par value $0.001 per share outstanding as of March 6, 2024, as disclosed by the Issuer to the Reporting Person.

CUSIP No. N/A

1.	Names of Reporting Person Alan Waxman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 234,358
	8.	Shared Voting Power 5,689,050
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,692,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,692,050
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 78,448,568 common shares of beneficial interest, par value $0.001 per share outstanding as of March 6, 2024, as disclosed by the Issuer to the Reporting Person.

Item 1. Security and the Issuer

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 1, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the Securities and Exchange Commission on December 22, 2023 (as amended, the “Schedule 13D”) related to the common shares of beneficial interest, par value $0.001 per share (the “Shares”), of Sixth Street Lending Partners, a Delaware statutory trust (the “Issuer”). The address of the principal executive offices of the Issuer is located at 2100 McKinney Avenue, Suite 1500, Dallas, TX 75201.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

The principal business address of each of Mr. Muscolino and Mr. Waxman is c/o Sixth Street Partners, LLC, 1 Letterman Drive, Building B, Suite B6-100, San Francisco, CA 94129.

Item 3. Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the previously disclosed Subscription Agreement as defined in the Original Schedule 13D and a capital contribution drawdown notice delivered by the Issuer with respect thereto, on March 6, 2024, Sixth Street Lending Partners Note Issuer, LLC (“Note Issuer”) purchased 865,310 Shares from the Issuer at $28.72 per Share, for an aggregate purchase price of $24,851,715. The source of the funds for the purchase of Shares by Note Issuer is the available investment capital of Note Issuer including capital contributions from one or more investors for investment purposes.

On June 24, 2022, Sixth Street Lending Partners Advisers, LLC (“Adviser”) purchased 1,200 Shares from the Issuer at $25.00 per Share, for an aggregate purchase price of $30,000. As further described in Item 6 below, on December 22, 2023, Adviser entered into a subscription agreement with the Issuer (the “Adviser Subscription Agreement”), pursuant to which Adviser subscribed for and agreed to purchase Shares with a capital commitment equal to up to $109,061,333 (the “Adviser Capital Commitment”). Pursuant to the Adviser Subscription Agreement, Adviser is required to fund drawdowns to purchase Shares up to the amount of the Adviser Capital Commitment periodically each time the Issuer delivers a drawdown notice to Adviser. Pursuant to the Adviser Subscription Agreement and a capital contribution drawdown notice delivered by the Issuer with respect thereto, on March 6, 2024, Adviser purchased 1,003,000 Shares from the Issuer at $28.73 per Share, for an aggregate purchase price of $28,820,055. The source of the funds for the purchase of Shares by Adviser is the available investment capital of Adviser, including capital contributions from one or more investors for investment purposes.

The foregoing description of Adviser’s commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Adviser Subscription Agreement, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.4.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All Shares of the Issuer currently owned by Note Issuer and Adviser were acquired for investment purposes. Pursuant to the Subscription Agreement and Adviser Subscription Agreement, each of Note Issuer and Adviser is obligated to purchase additional Shares from the Issuer from time to time for an aggregate purchase price not to exceed its respective capital commitment.

The Reporting Persons intend to review the investment in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price and availability of the Shares or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to them, their business and investment objectives and other relevant factors, to change their plans and intentions at any time or to take such actions with respect to Note Issuer’s and/or Adviser’s investment in the Issuer as they deem appropriate, in each case as may be permitted pursuant to applicable law and contractual agreements. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, reserve the right to take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of trustees of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; listing or de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Adviser is the Issuer’s investment adviser and administrator, and is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Mr. Waxman is a Vice President of the Issuer and Co-Chief Investment Officer of Adviser. Mr. Waxman is a Co-Founding Partner and Chief Executive Officer of Sixth Street. Adviser is responsible for, among other things, managing the Issuer’s day-to-day investment operations, all subject to oversight by the Issuer’s Board. All of the Issuer’s officers and directors, other than the Issuer’s independent trustees, are employees of affiliates of Sixth Street Partners, LLC. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

Item 5 (a-c) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculation of the percentage of the Shares beneficially owned is based on 78,448,568 Shares outstanding as of March 6, 2024, as disclosed by the Issuer to the Reporting Persons.

Note Issuer directly holds 5,687,850 Shares and Adviser directly holds 1,004,200 Shares. Mr. Waxman may be deemed to have sole voting power with respect to 234,358 Shares held directly by Adviser, shared voting power with respect to 5,687,850 Shares held directly by Note Issuer and 1,200 Shares held directly by Adviser, and shared dispositive power over all of the Shares held by Note Issuer and Adviser. The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Note Issuer is controlled by its members, which are indirectly controlled by TAO Sutton Holdings. TAO Insurance Holdings is the managing member of TAO Sutton Holdings. Mr. Muscolino is the managing member of TAO Insurance Holdings. Pursuant to the limited liability company agreement of TAO Insurance Holdings, Mr. Waxman, as designated member of TAO Insurance Holdings, has the authority to appoint the managing member of TAO Insurance Holdings. Adviser is managed by TSSP Holdco Management, LLC (“Holdco Management”). Holdco Management is managed by a board of directors, which is currently comprised of Mr. Waxman. Mr. Waxman is the CEO and Managing Partner of Holdco Management. As such, Mr. Waxman may be deemed to have beneficial ownership over the Shares directly held by Note Issuer and Adviser. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares since the filing of Amendment No. 1 to Schedule 13D with the Securities and Exchange Commission on December 22, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

As described in Item 3 above, Adviser has entered into the Adviser Subscription Agreement with the Issuer, pursuant to which Adviser has subscribed for and agreed to purchase Shares of the Issuer with an Adviser Capital Commitment of up to $109,061,333. Pursuant to the Adviser Subscription Agreement, Adviser is required to purchase Shares of the Issuer up to the aggregate amount of the Adviser Capital Commitment within ten days of receipt of a capital drawdown notice from the Issuer. Each purchase is made at a price per Share equal to the most recent quarterly net asset value per Share as determined by the Board, provided that the purchase price is subject to adjustment to the extent required by Section 23 of the Investment Company Act of 1940 Act, as amended (which generally prohibits the Issuer from selling Shares at a price below the then-current net asset value per Share as determined within 48 hours, excluding Sundays and holidays, of such sale, subject to certain exceptions). The Adviser Subscription Agreement contains customary representations, warranties and covenants of the Issuer and Adviser, and customary indemnification provisions in favor of the Issuer. The assignability and transferability of the Shares are governed by the Adviser Subscription Agreement, which imposes substantial restrictions on transfers.

The foregoing description of Adviser’s commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Adviser Subscription Agreement, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.4.

Except as described in this Schedule 13D, there are no contracts, arrangements or understandings between the Reporting Person and any other person, with respect to the Shares of the Issuer.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibits hereto:

Exhibit	Description of Exhibit

99.4	Form of Subscription Agreement (incorporated by reference from Exhibit 4.1 to the Issuer’s Form 10-12G filed with the Securities and Exchange Commission June 28, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 8, 2024

SIXTH STREET LENDING PARTNERS NOTE ISSUER, LLC

By:	/s/ Joshua Peck
Name:	Joshua Peck
Title:	Vice President

TAO SUTTON HOLDINGS, LLC,
By: TAO Insurance Holdings, LLC, its managing member

By:	/s/ A. Michael Muscolino
Name:	A. Michael Muscolino
Title:	Managing Member

TAO INSURANCE HOLDINGS, LLC

By:	/s/ A. Michael Muscolino
Name:	A. Michael Muscolino
Title:	Managing Member

/s/ A. Michael Muscolino
A. Michael Muscolino

/s/ Joshua Peck
Name: Joshua Peck
Title: Joshua Peck, on behalf of Alan Waxman